Exhibit 15.1

The Board of Directors and Shareholder of Allied Building Products Corp. and related companies:

We are aware of the incorporation by reference in the Registration Statement on Form S-3 of Beacon Roofing Supply, Inc. for the registration of shares of its common stock of our report dated August 14, 2017 relating to the unaudited condensed combined interim financial statements of Allied Building Products Corp. and related companies for the six-month periods ended on July 1, 2017 and July 2, 2016 that is included in Beacon Roofing Supply, Inc.’s Current Report on Form 8-K dated September 18, 2017.

/s/ Ernst & Young LLP
Atlanta, Georgia
September 18, 2017